UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32359 / November 16, 2016

_____

In the Matter of   :
                                                    :
                                                    :
                                                    :
NUVEEN FUND ADVISORS, LLC   :
NUVEEN ALL CAP ENERGY MLP   :
OPPORTUNITIES FUND   :
NUVEEN AMT-FREE MUNICIPAL   :
VALUE FUND   :
NUVEEN AMT-FREE QUALITY MUNICIPAL   :
INCOME FUND   :
NUVEEN ARIZONA PREMIUM INCOME   :
MUNICIPAL FUND   :
NUVEEN BUILD AMERICA BOND FUND   :
NUVEEN BUILD AMERICA BOND   :
OPPORTUNITY FUND   :
NUVEEN CALIFORNIA AMT-FREE   :
MUNICIPAL INCOME FUND   :
NUVEEN CALIFORNIA DIVIDEND   :
ADVANTAGE MUNICIPAL FUND   :
NUVEEN CALIFORNIA DIVIDEND   :
ADVANTAGE MUNICIPAL FUND 2   :
NUVEEN CALIFORNIA DIVIDEND   :
ADVANTAGE MUNICIPAL FUND 3   :
NUVEEN CALIFORNIA MUNICIPAL   :
VALUE FUND 2   :
NUVEEN CALIFORNIA MUNICIPAL   :
VALUE FUND, INC.   :
NUVEEN CALIFORNIA SELECT TAX-FREE   :
INCOME PORTFOLIO   :
NUVEEN CONNECTICUT PREMIUM   :
INCOME MUNICIPAL FUND   :
NUVEEN CORE EQUITY ALPHA FUND   :
NUVEEN CREDIT STRATEGIES   :
INCOME FUND   :
NUVEEN DIVERSIFIED DIVIDEND   :
AND INCOME FUND   :
NUVEEN DOW 30SM DYNAMIC   :
OVERWRITE FUND   :
NUVEEN ENERGY MLP TOTAL   :
RETURN FUND   :

NUVEEN ENHANCED AMT-FREE MUNICIPAL :
CREDIT OPPORTUNITIES FUND :
NUVEEN ENHANCED MUNICIPAL CREDIT :
OPPORTUNITIES FUND :
NUVEEN ENHANCED MUNICIPAL :
VALUE FUND :
NUVEEN FLEXIBLE INVESTMENT :
INCOME FUND :
NUVEEN FLOATING RATE INCOME FUND :
NUVEEN FLOATING RATE INCOME :
OPPORTUNITY FUND :
NUVEEN GEORGIA DIVIDEND ADVANTAGE :
MUNICIPAL FUND 2 :
NUVEEN GLOBAL HIGH INCOME FUND :
NUVEEN GLOBAL EQUITY INCOME FUND :
NUVEEN HIGH INCOME 2020 TARGET :
TERM FUND :
NUVEEN HIGH INCOME DECEMBER 2018 :
TARGET TERM FUND :
NUVEEN HIGH INCOME DECEMBER 2019 :
TARGET TERM FUND :
NUVEEN HIGH INCOME NOVEMBER 2021 :
TARGET TERM FUND :
NUVEEN INTERMEDIATE DURATION :
MUNICIPAL TERM FUND :
NUVEEN INTERMEDIATE DURATION :
QUALITY MUNICIPAL TERM FUND :
NUVEEN INVESTMENT FUNDS, INC. :
NUVEEN INVESTMENT TRUST :
NUVEEN INVESTMENT TRUST II :
NUVEEN INVESTMENT TRUST III :
NUVEEN INVESTMENT TRUST V :
NUVEEN MANAGED ACCOUNTS :
PORTFOLIOS TRUST :
NUVEEN MARYLAND PREMIUM INCOME :
MUNICIPAL FUND :
NUVEEN MASSACHUSETTS PREMIUM :
INCOME MUNICIPAL FUND :
NUVEEN MICHIGAN QUALITY INCOME :
MUNICIPAL FUND :
NUVEEN MINNESOTA MUNICIPAL :
INCOME FUND :
NUVEEN MISSOURI PREMIUM INCOME :
MUNICIPAL FUND :
NUVEEN MORTGAGE OPPORTUNITY :
TERM FUND 2 :
NUVEEN MORTGAGE OPPORTUNITY :
TERM FUND :
NUVEEN MULTI-MARKET INCOME FUND :

NUVEEN MULTISTATE TRUST I :
NUVEEN MULTISTATE TRUST II :
NUVEEN MULTISTATE TRUST III :
NUVEEN MULTISTATE TRUST IV :
NUVEEN MUNICIPAL 2021 TARGET :
TERM FUND :
NUVEEN MUNICIPAL HIGH INCOME :
OPPORTUNITY FUND :
NUVEEN MUNICIPAL INCOME FUND, INC. :
NUVEEN MUNICIPAL TRUST :
NUVEEN MUNICIPAL VALUE FUND, INC. :
NUVEEN NASDAQ 100 DYNAMIC :
OVERWRITE FUND :
NUVEEN NEW JERSEY DIVIDEND :
ADVANTAGE MUNICIPAL FUND :
NUVEEN NEW JERSEY MUNICIPAL :
VALUE FUND :
NUVEEN NEW YORK AMT-FREE :
MUNICIPAL INCOME FUND :
NUVEEN NEW YORK DIVIDEND :
ADVANTAGE MUNICIPAL FUND :
NUVEEN NEW YORK MUNICIPAL :
VALUE FUND 2 :
NUVEEN NEW YORK MUNICIPAL :
VALUE FUND, INC. :
NUVEEN NEW YORK SELECT TAX-FREE :
INCOME PORTFOLIO :
NUVEEN NORTH CAROLINA PREMIUM :
INCOME MUNICIPAL FUND :
NUVEEN OHIO QUALITY INCOME :
MUNICIPAL FUND :
NUVEEN PENNSYLVANIA INVESTMENT :
QUALITY MUNICIPAL FUND :
NUVEEN PENNSYLVANIA MUNICIPAL :
VALUE FUND :
NUVEEN PREFERRED AND INCOME :
TERM FUND :
NUVEEN PREFERRED INCOME :
OPPORTUNITIES FUND :
NUVEEN PREFERRED SECURITIES :
INCOME FUND :
NUVEEN QUALITY MUNICIPAL :
INCOME FUND :
NUVEEN REAL ASSET INCOME :
AND GROWTH FUND :
NUVEEN REAL ESTATE INCOME FUND :
NUVEEN S&P 500 BUY-WRITE :
INCOME FUND :

NUVEEN S&P 500 DYNAMIC	:
OVERWRITE FUND	:
NUVEEN SELECT MATURITIES	:
MUNICIPAL FUND	:
NUVEEN SELECT TAX-FREE	:
INCOME PORTFOLIO	:
NUVEEN SELECT TAX-FREE INCOME	:
PORTFOLIO 2	:
NUVEEN SELECT TAX-FREE INCOME	:
PORTFOLIO 3	:
NUVEEN SENIOR INCOME FUND	:
NUVEEN SHORT DURATION CREDIT	:
OPPORTUNITIES FUND	:
NUVEEN STRATEGY FUNDS, INC.	:
NUVEEN TAX-ADVANTAGED DIVIDEND	:
GROWTH FUND	:
NUVEEN TAX-ADVANTAGED	:
TOTAL RETURN STRATEGY FUND	:
NUVEEN TEXAS QUALITY INCOME	:
MUNICIPAL FUND	:
NUVEEN VIRGINIA PREMIUM INCOME	:
MUNICIPAL FUND	:
DIVERSIFIED REAL ASSET INCOME FUND	:
	:
	:
	:
333 West Wacker Drive	:
Chicago, Illinois 60606	:
	:
(812-14619)	:
_____	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT ARRANGEMENTS

Nuveen Fund Advisors, LLC, Nuveen All Cap Energy MLP Opportunities Fund, Nuveen AMT-Free Municipal Value Fund, Nuveen AMT-Free Quality Municipal Income Fund, Nuveen Arizona Premium Income Municipal Fund, Nuveen Build America Bond Fund, Nuveen Build America Bond Opportunity Fund, Nuveen California AMT-Free Municipal Income Fund, Nuveen California Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund 2, Nuveen California Dividend Advantage Municipal Fund 3, Nuveen California Municipal Value Fund 2, Nuveen California Municipal Value Fund, Inc., Nuveen California Select Tax-Free Income Portfolio, Nuveen Connecticut Premium Income Municipal Fund, Nuveen Core Equity Alpha Fund, Nuveen Credit Strategies Income Fund,

Nuveen Diversified Dividend and Income Fund, Nuveen Dow 30^{SM} Dynamic Overwrite Fund, Nuveen Energy MLP Total Return Fund, Nuveen Enhanced AMT-Free Municipal Credit Opportunities Fund, Nuveen Enhanced Municipal Credit Opportunities Fund, Nuveen Enhanced Municipal Value Fund, Nuveen Flexible Investment Income Fund, Nuveen Floating Rate Income Fund, Nuveen Floating Rate Income Opportunity Fund, Nuveen Georgia Dividend Advantage Municipal Fund 2, Nuveen Global High Income Fund, Nuveen Global Equity Income Fund, Nuveen High Income 2020 Target Term Fund, Nuveen High Income December 2018 Target Term Fund, Nuveen High Income December 2019 Target Term Fund, Nuveen High Income November 2021 Target Term Fund, Nuveen Intermediate Duration Municipal Term Fund, Nuveen Intermediate Duration Quality Municipal Term Fund, Nuveen Investment Funds, Inc., Nuveen Investment Trust, Nuveen Investment Trust II, Nuveen Investment Trust III, Nuveen Investment Trust V, Nuveen Managed Accounts Portfolios Trust, Nuveen Maryland Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Nuveen Minnesota Municipal Income Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Mortgage Opportunity Term Fund 2, Nuveen Mortgage Opportunity Term Fund, Nuveen Multi-Market Income Fund, Nuveen Multistate Trust I, Nuveen Multistate Trust II, Nuveen Multistate Trust III, Nuveen Multistate Trust IV, Nuveen Municipal 2021 Target Term Fund, Nuveen Municipal High Income Opportunity Fund, Nuveen Municipal Income Fund, Inc., Nuveen Municipal Trust, Nuveen Municipal Value Fund, Inc., Nuveen NASDAQ 100 Dynamic Overwrite Fund, Nuveen New Jersey Dividend Advantage Municipal Fund, Nuveen New Jersey Municipal Value Fund, Nuveen New York AMT-Free Municipal Income Fund, Nuveen New York Dividend Advantage Municipal Fund, Nuveen New York Municipal Value Fund 2, Nuveen New York Municipal Value Fund, Inc., Nuveen New York Select Tax-Free Income Portfolio, Nuveen North Carolina Premium Income Municipal Fund, Nuveen Ohio Quality Income Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen Pennsylvania Municipal Value Fund, Nuveen Preferred and Income Term Fund, Nuveen Preferred Income Opportunities Fund, Nuveen Preferred Securities Income Fund, Nuveen Quality Municipal Income Fund, Nuveen Real Asset Income and Growth Fund, Nuveen Real Estate Income Fund, Nuveen S&P 500 Buy-Write Income Fund, Nuveen S&P 500 Dynamic Overwrite Fund, Nuveen Select Maturities Municipal Fund, Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Select Tax-Free Income Portfolio 3, Nuveen Senior Income Fund, Nuveen Short Duration Credit Opportunities Fund, Nuveen Strategy Funds, Inc., Nuveen Tax-Advantaged Dividend Growth Fund, Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Texas Quality Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, and Diversified Real Asset Income Fund filed an application on February 23, 2016 and amendments to the application on July 1, 2016 and September 30, 2016. Applicants requested an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(f) and 21(b) of the Act, under section 12(d)(1)(J) of the Act for an exemption from section 12(d)(1) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act, and under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements. The order permits certain registered open-end management investment companies to participate in a joint lending and borrowing facility.

On October 21, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32322). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is consistent with and appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Nuveen Fund Advisors, LLC, *et al.,* (File No. 812-14619),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary